SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35354; File No. 812-15433

White Oak Secured Asset Lending Fund, Inc., et al.

October 8, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: White Oak Secured Asset Lending Fund, Inc., White Oak Global Advisors, LLC, BAYVK R PD 2 Loan, LLC, White Oak Bespoke Income Ultimate Master Fund, L.P., White Oak Deseret Mutual Fund, L.P., White Oak Fixed Income Fund C, L.P., White Oak Fixed Income SME Fund USD 2019-1, L.P., White Oak Fixed Income Offshore Fund, SCSp, White Oak Impact Fund, SCSp (Master), White Oak NDT Fund, LP, White Oak Partners Fund I, L.P., White Oak Pinnacle Fund, L.P., White Oak Specialized ABL Master Fund, L.P., White Oak Specialized ABL SPV-1, L.P., White Oak Short Term ABL Feeder Fund, SCSp, White Oak Short Term ABL Master Fund, SCSp, White Oak Short-Term ABL Securitisation Company, S.a.r.l., White Oak Summit EU Fund, PLC, White Oak Summit Fund, ILP, White Oak Summit Fund, L.P., White Oak Summit ICAV, White Oak Summit Parallel Fund I, L.P., White Oak Summit Parallel Fund II, L.P., White Oak Summit Peer Fund, L.P., White Oak Summit Revolver Fund EU, LLC, White Oak Summit

Revolver Fund, L.P., White Oak Summit Term Fund EU, LLC, White Oak Summit Term Fund, L.P., White Oak WCTPT Evergreen Fund, L.P., White Oak Yield Spectrum (Cayman) Fund, LLC, White Oak 2 ICAV - White Oak Yield Spectrum ICAV, White Oak Yield Spectrum (Luxembourg) Master Fund, SCSp, White Oak Yield Spectrum Fund, L.P., White Oak Yield Spectrum Peer Fund, L.P., White Oak Yield Spectrum Revolver Fund, SCSp, White Oak Yield Spectrum Term Fund, SCSp, White Oak Yield Spectrum (Luxembourg) Master Fund V, SCSp, White Oak Yield Spectrum Master Fund V SCSp and White Oak Yield Spectrum Parallel Fund, L.P.

Filing Dates: The application was filed on February 3, 2023 and amended on June 16, 2023, October 13, 2023, May 7, 2024 and October 7, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on November 1, 2024 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: ahakkak@whiteoaksf.com, Vadim.avdeychik@cliffordchance.com and Clifford.cone@cliffordchance.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated October 7, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.